Form 4

1.   Name and Address of Reporting Person -
                         Kellogg, Peter R.
                         C/O Spear, Leeds & Kellogg
                         120 Broadway
                         New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol-- National
     Discount Brokers Group, Inc. ("NDB")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - November, 2000
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer -- 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -- November 6, 2000.
3.   Transaction Code -- G.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 5,000.
          (A) or (D) = A.
     Charitable Gift to the J.C. Kellogg Foundation.
2.   Transaction Date. -- November 14, 2000.
3.   Transaction Code -- G.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 19,933
          (A)  or (D) = (A)
     Charitable Gift to the J.C. Kellogg Foundation.
2.      Transaction Date. -- November 20, 2000.
3.      Transaction Code -- G
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 17
          (A)  or (D) = (A)
     Charitable Gift to the J.C. Kellogg Foundation.
2.      Transaction Date. -- November 21, 2000.
3.      Transaction Code -- T.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 211,217
          (A)  or (D) = Transferred
     Charitable Gift to the Peter R. and Cynthia K. Kellogg Foundation from Peter Kellogg.
2.      Transaction Date. -- November 21, 2000.
3.      Transaction Code -- T.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 51,025
          (A)  or (D) = D
     Charitable Gift.
2.   Transaction Date. -- November 21, 2000.
3.   Transaction Code -- U.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 2,929,147
          (A)  or (D) = D
          Price = $49.00 per share.
5.   Amount of Securities Beneficially Owned at end of month
     = 0
6.   Ownership Form -- (D).
7.   Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at end of month
     = 0
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership Nature of
     Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 0
6.   Ownership Form (I).
7. Nature of Indirect Beneficial Ownership -- Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.
5.      Amount of Securities Beneficially Owned at End of
      Month = 0
6.      Ownership Form (I).
7. Nature of Indirect Beneficial Ownership -JC Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.


Dated:    December 8, 2000              Peter R. Kellogg
                                        Peter R. Kellogg